January 13, 2015

Via EDGAR

H. Roger Schwall

Assistant Director

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Black Stone Minerals, L.P.
Registration Statement on Form S-1
Amendment No. 2 to Draft Registration Statement on Form S-1
CIK No. 0001621434

Ladies and Gentlemen:

Set forth below are the responses of Black Stone Minerals, L.P. (the “Registrant,” the “Partnership,” “we,” “us,” or “our”) to comments received from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) in its comment letter dated January 5, 2015, with respect to Amendment No. 2 to Draft Registration Statement on Form S-1 (CIK No. 0001621434), submitted with the Commission on December 19, 2014 (the “Confidential Submission No. 3”).

Concurrently with the submission of this letter, we are confidentially submitting through EDGAR Amendment No. 3 to Draft Registration Statement on Form S-1 (the “Confidential Submission No. 4”). For your convenience, we will hand deliver five copies of Confidential Submission No. 4, as well as five copies of Confidential Submission No. 4 that are marked to show all changes made since the submission of Confidential Submission No. 3.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold text. All references to page numbers and captions correspond to Confidential Submission No. 4, unless otherwise specified.

Securities and Exchange Commission, January 13, 2015, Page 2

Summary, Page 1

The Offering, Page 19

1.	We note your response to prior comment 3, and reissue such comment in part. Please provide a narrative description of how you will determine cash generated from operations in the context of the policy pursuant to which you will distribute a substantial majority of the cash you generate from operations each quarter.

Response: We have revised Confidential Submission No. 3 accordingly. Please see pages 20 and 54 of Confidential Submission No. 4.

Management, page 117

2.	We note your disclosure at page 129 that in connection with the closing of this offering, your general partner intends to enter into, or cause one of its affiliates to enter into, a severance agreement with each of your named executive officers. Please revise to clarify who will serve as your management after the offering.

Response: The executive officers of our predecessor will serve as our executive officers after the offering. Our general partner or one of our affiliates will enter into a severance agreement with each of our executive officers in connection with the closing of the offering. We have clarified the disclosure accordingly. Please see page 130 of Confidential Submission No. 4.

Security Ownership of Certain Beneficial Owners and Management, page 132

3.	Please revise to disclose any persons who share beneficial ownership of the securities reported in the table as being held by (1) Black Stone Minerals G.P., L.L.C., (2) LF Black Stone LLC, (3) Anderson Private Equity, L.L.C., and (4) Pinto Energy Partners, L.P. See Regulation S-K Item 403 and Exchange Act Rule 13d-3.

Response: Because Black Stone Minerals G.P., L.L.C. is a wholly owned subsidiary of the Partnership, we do not report its holdings, nor do we include the common units it holds in common units outstanding for purposes of calculating percentage ownership. We have revised Confidential Submission No. 3 accordingly. Please see page 133 of Confidential Submission No. 4.

We have eliminated references to entities that were previously included solely due to their ownership of preferred units. Holders of our preferred units may only vote for directors on an “as-converted” basis with the holders of common units as a single class; consequently, we have modified the table to reflect all holders owning more than 5% of the common units on an as-converted basis. We expect that at the closing of the offering, preferred units will represent approximately 5% of total outstanding common units on an as-converted basis. We have revised Confidential Submission No. 3 accordingly. Please see pages 133 and 134 of Confidential Submission No. 4.

Securities and Exchange Commission, January 13, 2015, Page 3

Exhibit 5.1

4.	We note counsel’s statements that it has “limited” its examination of documents and “[has] not reviewed any documents other than the documents listed in paragraphs (a) through (k) above.” Counsel must examine all documents necessary to render the required opinions. Please have counsel remove any limitation regarding the documents that counsel has examined, including the third paragraph of the opinion, and ask counsel to include a statement that counsel has examined the enumerated documents and any other materials necessary and appropriate for counsel to render the required opinions.

Response: We have submitted a revised Exhibit 5.1. Richards, Layton & Finger, P.A. (“RLF”) has removed statements that imply it has not reviewed all documents that it believes are necessary to render the opinion. Please see pages 1 and 2 of the revised Exhibit 5.1.

5.	Please have counsel remove assumptions that are readily ascertainable or tell us why such particular assumption should be unobjectionable. Examples include assumptions (i) and (ii).

Response: We have submitted a revised Exhibit 5.1. RLF has removed the assumptions that it believes are readily ascertainable. The following list explains why each assumption in paragraph 6 of the opinion should be unobjectionable. Please see page 3 of the revised Exhibit 5.1.

a)	Assumption (i) should be unobjectionable because it will not be ascertainable until the First Amended and Restated Agreement of Limited Partnership of the Partnership is adopted, after the opinion is issued.

b)	Assumption (ii) should be unobjectionable because it will not be ascertainable until the First Amended and Restated Limited Liability Company Agreement of Black Stone Minerals GP, L.L.C. is adopted, after the opinion is issued.

c)	Assumption (iii) should be unobjectionable because it is a customary assumption and does not include assumptions about the Partnership, as instructed by Section II(B)(3) of SEC Staff Legal Bulletin No. 19 (CF) (the “Bulletin”), or Black Stone Minerals GP, L.L.C.

d)	Assumption (iv) should be unobjectionable because it is a specifically permitted assumption by the Bulletin.

Securities and Exchange Commission, January 13, 2015, Page 4

e)	Assumption (v) should be unobjectionable because it is a customary assumption and does not include assumptions about the Partnership or Black Stone Minerals GP, L.L.C.

f)	Assumption (vi) should be unobjectionable because it is a customary assumption and does not include assumptions about the Partnership or Black Stone Minerals GP, L.L.C.

g)	Assumption (vii) should be unobjectionable because such information relates to payment by the unitholders, as permitted by the Bulletin, and will not be ascertainable until after the opinion is issued.

h)	Assumption (viii) should be unobjectionable because it relates to payment by the unitholders, as permitted by the Bulletin, and will not be ascertainable until after the opinion is issued.

i)	Assumption (ix) should be unobjectionable because it will not be ascertainable until after the opinion is issued.

j)	Assumption (x) should be unobjectionable because it will not be ascertainable until after the opinion is issued.

k)	Assumption (xi) should be unobjectionable because it will not be ascertainable until after the opinion is issued.

6.	Please tell us why it is both necessary and appropriate for counsel to include the assumptions included in (iii), (v) and (vi) on page 3 of the opinion with respect to Black Stone Natural Resources, L.L.C., Black Stone Minerals Company, L.P., and Black Stone Minerals GP, L.L.C. In the alternative, please obtain and file a revised opinion that does not include such assumptions.

Response: We have submitted a revised Exhibit 5.1. RLF has removed the assumptions with respect to Black Stone Minerals GP, L.L.C. Black Stone Minerals Company, L.P. and Black Stone Natural Resources, L.L.C. were both formed in 1998. RLF believes that it is appropriate to take customary assumptions with respect to actions occurring long ago relating to entities that are not the Partnership and that are a building block to the opinions being given, but are not directly related to the opinions being given. The Bulletin states that counsel should not take assumptions with respect to the Partnership but does not state that counsel should not take assumptions with respect to operating entities that are not the Partnership. Please see page 3 of the revised Exhibit 5.1.

Securities and Exchange Commission, January 13, 2015, Page 5

Please direct any questions you have with respect to the foregoing responses or supplemental materials to me at (713) 445-3204 or Brenda Lenahan of Vinson & Elkins L.L.P. at (212) 237-0133.

Very truly yours,

/s/ Steve Putman
Steve Putman Senior Vice President, General Counsel, and Secretary

cc:	Karina V. Dorin (Securities and Exchange Commission)
Laura Nicholson (Securities and Exchange Commission)
Brenda Lenahan (Vinson & Elkins L.L.P.)
Mike Rosenwasser (Vinson & Elkins L.L.P.)